FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
                The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled, “ABN AMRO to sell Prime Brokerage to UBS”, dated September 25, 2003

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: September 30, 2003	By:	/s/ Drs T. de Swaan
Name: Drs T. de Swaan Title: Member of the Managing Board

By:	/s/ Mr. H. Duijn
Name: Mr. H. Duijn Title: Secretary of Managing Board

Item 1.

Amsterdam, 25 September 2003

ABN AMRO to sell Prime Brokerage to UBS

ABN AMRO today announced its intention to sell its Prime Brokerage business in the US to UBS for USD 250 million. Following restructuring costs and charges associated with this sale, the net P&L impact will be approximately USD 150 million.

The sale will free up approximately €1.75 billion of risk weighted assets and increase the ability of ABN AMRO’s Wholesale Clients (WCS) strategic business unit to fund incremental investment from its own resources in its core product offering to support its target clients.

Completion is subject to the usual closing conditions and regulatory approvals, and is expected to be finalised by the end of the year.

Prime Brokerage successfully provides securities clearing, funding, custody, trade execution and operational support services to hedge fund managers and other professional money managers in the USA.

Hugh Scott-Barrett, Member of the ABN AMRO Managing Board, commented:

"This decision has been taken as part of our strategy to focus increased resources on a more limited range of core activities within WCS and to ensure our product offering is fully aligned with our client led model.”

Kristen Fletcher, ABN AMRO WCS Country Representative in the US, said:

“By concentrating our resources into core products we believe that we can offer our target clients, services and products, that are built on our global strength. ABN AMRO is the largest foreign bank in the US and following this transaction its Wholesale Clients business will continue to employ over 2000 staff in the US.”

ABN AMRO was advised by ABN AMRO’s own Corporate Finance team and Morgan Stanley.

* ABN AMRO is the largest foreign bank in the US, measured by assets (source: Federal Reserve July 2003)

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Press contacts:

Steven Blaney +44 20 7678 8244

Note to Editors:

Netherlands-based ABN AMRO is a leading international bank with total assets of approx. EUR 597 bn. It has over 3,000 branches in 66 countries and territories, and has a staff of about 105,000 full time equivalents worldwide. ABN AMRO is listed on the Euronext, London and New York stock exchanges.

ABN AMRO operates through three Strategic Business Units, each responsible for managing a distinct client segment. Wholesale Clients provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide. Consumer & Commercial Clients focuses on retail and SME clients in three home markets – the Netherlands, the US and Brazil and in a number of selected growth markets. Private Clients & Asset Management provides private banking services to wealthy clients and investment products to financial intermediaries and institutional clients.

ABN AMRO's Wholesale Clients Strategic Business Unit provides integrated corporate and investment banking solutions to around 10,000 corporate, institutional and public sector clients in over 45 countries. Its client-led approach is sector based and structured around four product clusters: Financial Markets, which includes fixed income, syndicated loans, treasury, structured and project finance and risk management; Working Capital, which offers liquidity management, global payments and receivables and trade finance; Corporate Finance & Equities, providing corporate advisory as well as equity capital markets expertise and secondary market services; and Private Equity. With a global network, specialists in all major industry sectors and a broad range of products, ABN AMRO provides local and global expertise for complex cross-border deals.

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